UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2020

Commission File Number: 001-38655

Farfetch Limited

(Exact Name of Registrant as Specified in Its Charter)

The Bower

211 Old Street

London EC1V 9NR

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Completion of Convertible Notes Issuance and Artemis Investment

On November 17, 2020, in conjunction with the strategic partnerships and related investments announced on November 5, 2020, Farfetch Limited (the “Company” or “Farfetch”) completed the issuance and sale to Alibaba Group (“Alibaba”) and Richemont of $600 million ($300 million each) in an aggregate principal amount of 0% Convertible Senior Notes due 2030 (the “Convertible Notes”) and the issuance to Artemis Capital Management (“Artemis”) of 1,889,338 of the Company’s Class A ordinary shares for total gross proceeds of approximately $50 million. The terms of the Convertible Notes are as described in the Company’s November 5, 2020 announcement.

Board Changes

As previously disclosed on November 5, 2020, in conjunction with its investment in Farfetch, Alibaba would have the option, following the issuance and sale of the Convertible Notes, to nominate one director to the Company’s Board of Directors (the “Board”).  On December 15, 2020, following his nomination by Alibaba, and upon recommendation of the Board’s Nominating and Corporate Governance Committee, the Board resolved to appoint J. Michael Evans, President of Alibaba, to serve on the Board effective immediately.

Since August 2015, Mr. Evans has been the President of Alibaba Group, where he has also served as a director since September 2014.  Mr. Evans served as vice chairman of The Goldman Sachs Group, Inc. from February 2008 until his retirement in December 2013. He served as chairman of Asia operations at Goldman Sachs from 2004 to 2013 and was the global head of Growth Markets at Goldman Sachs from January 2011 to December 2013. He also co-chaired the Business Standards Committee of Goldman Sachs from 2010 to 2013. Mr. Evans joined Goldman Sachs in 1993, became a partner of the firm in 1994 and held various leadership positions within the firm's securities business while based in New York and London, including global head of equity capital markets and global co-head of the equities division, and global co-head of the securities business.  He is a board member of City Harvest, a trustee of the Asia Society, a member of the Advisory Council for the Bendheim Center for Finance at Princeton University, and in August 2014, he joined the board of Barrick Gold Corporation. Mr. Evans received his bachelor's degree in politics from Princeton University in 1981.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Farfetch Limited

Date: December 16, 2020	By: /s/ James L. Maynard
James L. Maynard
General Counsel & Executive Vice President Group Legal